Exhibit 7.03

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock, no par value per share, of Covisint Corporation, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 18th day of May 2016.

By:	/s/ James C. Roumell
James C. Roumell

ROUMELL ASSET MANAGEMENT

By:	/s/ James C. Roumell
James C. Roumell, President